Caterpillar Financial Asset Trust, 2002-A

STATEMENT TO CERTIFICATEHOLDER	EXHIBIT 99.2

ORIGINAL DEAL PARAMETERS
Certificate Balance	$9,449,922.45

INPUTS FROM PREVIOUS PERIOD STATEMENT TO CERTIFICATEHOLDER
Certificate Balance	N/A

CALCULATION OF DISTRIBUTABLE AMOUNTS
Deposit to Certificate Distribution Account from Collection Account	$3,146,365.94
Deposit to Certificate Distribution Account from Principal Distribution Account	$0.00
Deposit to Certificate Distribution Account from Reserve Account	$0.00
Total Deposit to Certificate Distribution Account	$3,146,365.94

DISTRIBUTIONS FROM CERTIFICATE DISTRIBUTION ACCOUNT
1. Principal to Fixed Rate Certificateholders	$0.00
2. Any remaining amounts to the Seller	$3,146,365.94

SUMMARY OF DISTRIBUTIONS
Certificates Principal Paid	$0.00
Ending Certificates Principal Balance	$9,449,922.45

Remaining amounts to the Seller	$3,146,365.94